UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 3 December, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__
Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____
No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____
No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____
No __X__

ENCLOSURES:

Sens Announcement dated 3 December 2021: Retirement of non-executive directors:
Z M Mkhize and P J Robertson

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:   JSE: SOLBE1
Sasol BEE Ordinary ISIN code:     ZAE000151817
(“Sasol” or “Company”)

RETIREMENT OF NON-EXECUTIVE DIRECTORS: Z M MKHIZE AND P J ROBERTSON

In compliance with paragraph 3.59(b) of the Listings Requirements of the JSE Limited, and as
indicated in Sasol’s notice of annual general meeting, shareholders are hereby advised that
Mr Z M Mkhize and Mr P J Robertson retired as non-executive directors of Sasol at the end of the annual general meeting held on 19 November 2021. Mr Mkhize also served as member of the
Safety, Social and Ethics Committee and Mr Robertson as member of the Remuneration
Committee, the Nomination and Governance Committee and the Capital Investment and Digital
Committee.

The Board of directors thank Messrs Mkhize and Robertson for their dedication and valuable contribution during their tenure on the Board and wish them well in their future endeavours.

3 December 2021
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 December 2021
By: /sgd/M du Toit
M du Toit Name:
Title: Group Company Secretary